FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of August 2020

 Commission File Number: 001-38757
TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)

1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number

1	Announcement of a merger (simple merger/short-form merger) with a wholly-owned subsidiary

2

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: August 3, 2020	By:	/s/ Takashi Okubo
Takashi Okubo Global Head of Investor Relations
3

News Release

Announcement of a merger (simple merger/short-form merger) with a wholly-owned subsidiary

Osaka, Japan, August 3, 2020 --- Takeda Pharmaceutical Company Limited (Head Office: Chuo-ku, Osaka; (TSE:4502/NYSE:TAK), “Takeda”) decided today to perform an absorption-type merger (the “Merger”) of Shire Japan KK, which is Takeda’s wholly-owned subsidiary.

Following the acquisition of Shire plc (“Shire”) last year, Takeda’s transformation into a top 10 global biopharmaceutical company has accelerated. Takeda is now operating as one integrated, values-based company, focused on translating science into life-changing medicines. To continue to drive growth and efficiencies, the Shire Japan KK subsidiary will now be absorbed into Takeda.

Please note that, because the Merger falls under the category of absorption-type merger (simple merger/short-form merger), with the disappearing company being Takeda’s wholly-owned subsidiary, this release is made in a simplified format.

Note

1. Purpose of the Merger
Takeda has determined, in connection with its acquisition of Shire, which was completed on January 8, 2019, that it is advisable and in the best interests of Takeda and its shareholders to effect an internal legal reorganization involving certain of its subsidiaries in order to effectively and efficiently integrate the operations of Takeda and Shire and maximize synergies and achieve other operational objectives. The Merger is part of the internal legal reorganization.

2. Outline of the Merger
(i) Merger schedule
The date of decision by the director delegated by the board of directors’ meeting
        August 3, 2020
The date of execution of the absorption-type merger agreement
        August 3, 2020
The scheduled merger date (effective date)
        October 1, 2020

(ii) Method of the Merger
The Merger will be conducted as an absorption-type merger, with the surviving company being Takeda, and the disappearing company being Shire Japan KK. Note that, for Takeda, the Merger falls under a simple merger as prescribed under Article 796, paragraph (2) of the Companies Act; and, for the disappearing company, a short-form merger as prescribed under Article 784, paragraph (1) of the Companies Act. Therefore, none of the above will go through a meeting of shareholders for approval of the absorption-type merger agreement.

(iii) Allotment upon the Merger
Since the Merger is an absorption-type merger with Takeda’s whollyowned subsidiary, no issuance of new shares or allotment of monies or other properties will be conducted upon the Merger.

(iv) Handling of the disappearing company’s share options and bonds with share options
Not applicable.

3. Overview of the Parties of the Merger

	Surviving company (As of March 31, 2020)		Disappearing company (As of December 31, 2019)
(1) Name	Takeda Pharmaceutical Company Limited		Shire Japan KK
(2) Address	1-1, Doshomachi 4-chome, Chuo-ku, Osaka-shi, Osaka, Japan		1-8-2 Marunouchi, Chiyoda-ku, Tokyo, Japan
(3) Title and name of the representative person	Representative Director, President & CEO: Christophe Weber		President: Masato Iwasaki
(4) Business description	Research & development, manufacturing, sales and marketing of pharmaceutical drugs		Research & development, manufacturing, sales and marketing of pharmaceutical drugs
(5) Capital amount	1,668,123 million yen		2,000 million yen
(6) Date of foundation/ incorporation	January 29, 1925		October 27, 2014
(7) Number of outstanding shares	1,576,373,908 shares		200 shares
(8) Fiscal year end	March 31		December 31
(9) Major shareholders and their shareholding percentage	•The Master Trust Bank of Japan, Ltd. (Trust account)	7.98%	Takeda 100% (as of April 1, 2020)
	•The Bank Of New York Mellon as Depositary Bank for Depositary Receipt Holders	5.39%
	•Japan Trustee Services Bank, Ltd. (Trust account)	5.15%
	•JP Morgan Chase Bank 385632	3.03%
	•Nippon Life Insurance Company	2.24%

(10) Result of operations and financial conditions for the immediately preceding fiscal year	March 2020 (Consolidated, IFRS) (in million yen unless otherwise specified)	December 2019 (Non-consolidated, JGAAP) (in million yen unless otherwise specified)
Equity attributable to owners of the parent company / Net Assets	4,723,483	7,311
Total assets	12,821,094	28,434
Equity per share /Net assets per share	3,032.22 yen	36,555,601.76 yen
Total revenue	3,291,188	31,825
Operating profit (loss)	100,408	(240)
Profit (loss) before tax	(60,754)	(400)
Net profit attributable to owners of the parent company / Net profit (loss)	44,241	(266)
Basic earnings per share / Net profit (loss) per share	28.41 yen	(1,331,797.24) yen

4.  Status after the Merger
There is no change in the name, address, title and name of the representative person, business description, capital amount, and fiscal year end of Takeda after the Merger.

5. Business Outlook
Since the Merger is a merger with Takeda’s consolidated subsidiary, the financial impact on the consolidated earnings is expected to be minimal.

About Takeda Pharmaceutical Company Limited
Takeda Pharmaceutical Company Limited (TSE:4502/NYSE:TAK) is a global, values-based, R&D-driven biopharmaceutical leader headquartered in Japan, committed to bringing Better Health and a Brighter Future to patients by translating science into highly-innovative medicines. Takeda focuses its R&D efforts on four therapeutic areas: Oncology, Rare Diseases, Neuroscience, and Gastroenterology (GI). We also make targeted R&D investments in Plasma-Derived Therapies and Vaccines. We are focusing on developing highly innovative medicines that contribute to making a difference in people's lives by advancing the frontier of new treatment options and leveraging our enhanced collaborative R&D engine and capabilities to create a robust, modality-diverse pipeline. Our employees are committed to improving quality of life for patients and to working with our partners in health care in approximately 80 countries.
For more information, visit https://www.takeda.com.

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Media Contacts:
Japanese Media Kazumi Kobayashi kazumi.kobayashi@takeda.com +81 (0) 3-3278-2095	Media outside Japan Tsuyoshi Tada tsuyoshi.tada@takeda.com +1 (617) 551-2933